

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2021

Jeffrey Standen
Chief Executive Officer, Principal Executive Officer, and Director
Sino American Oil Company
2123 Pioneer Avenue
Cheyenne, WY 82001

> **Re: Sino American Oil Company**
> **Offering Statement on Form 1-A**
> **Filed March 22, 2021**
> **File No. 024-11489**

Dear Mr. Standen:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed March 22, 2021

Summary
The Company, page 1

1.   The disclosure on page 1 states that the Company "plans to grow shareholder value through securing oil and natural gas reserves and negotiating oil and natural gas exploration, development and production deals within the United States of America and Canada." However, disclose elsewhere on page 18 states that the Company is "engaged in the assessment, acquisition, exploration and development materials and properties in Australia, Asia, and South America." Please expand or revise your disclose to resolve the apparent inconsistency or tell us why a revision is not needed.

The Company, page 1

2.   Please revise your disclosure here and elsewhere to clarify your current business activities and how you intend to generate revenue from your current operations and any anticipated business activities. For example, you disclose on page 19 that the Company has been "focused on oil extraction, selling of oil and gas, and also finding unusable land projects and making them useful for vegetation production...[and] focused on capped wells and possible tanker storage systems." To the extent you are not engaged in a particular line of business, please eliminate any inferences to such business and operations. In this regard, we note you have included risk factors pertaining to nutritional supplemental products.

The Offering, page 13

3.   Please clarify whether there is a selling shareholder component to this offering. In this regard, we note your disclosure here that you will not receive any proceeds from the sale of common stock by the selling shareholder.

Use of Proceeds, page 13

4.   We note the total of use of proceeds in the table if maximum amount raised in the offering does not equal $50,000,000. Please revise or advise. In addition, please expand your disclosures to present use of proceeds based on the sale of 75%, 50% and 25% of the shares offered for sale in this offering.

5.   We note from the Offering Section that you will use net proceeds for, among others, "project build out of the resort." Please revise your Use of Proceeds section to quantify the amount of the proceeds to be used for the "project build out of the resort" and describe it in a footnote. In addition, please explain "working capital for the Nutritional Supplements Product lines" disclosed here and provide a footnote to describe what other expenses are considered under "contingency."

6.   We note your disclosure that "[a]s of December 31, 2020, the Company owed its officers $384,000 in unpaid wages." Please revise your offering circular to state whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors of the issuer. Refer to Instruction 2 to Item 6 of Part II of Form 1-A.

Determination of Offering Price, page 15

7.   Expand your disclosure to describe the recent price volatility in the price of your common stock quoted on the OTC Pink and its impact on your determination of the offering price.

Dilution, page 15

8.   We note your disclosure net tangible and intangible book value as of December 31, 2020 was $1,661,845 is not consistent with the balance sheet as of December 31, 2020 presented on page F-10. Please revise or advise.

9.   Your disclosures in the third paragraph are not consistent with such disclosures in the table of Capitalization and Dilution of Offering on page 16. If the maximum 20,000,000 new shares of Common Stock are sold in this offering at the public offering price of $2.50 per share, after deducting approximately $50,000 in offering expenses, it appears to us pro forma as adjusted net tangible book value would be $49,517,732 or $0.23 per share and consequently, dilution to new investors would be $2.27 per share. Please revise or advise.

10.   Please revise your dilution table to include pro forma net tangible book value after the offering and related dilution per share to new investors, under each of the scenarios, assuming the sale of 75%, 50% and 25% of the shares offered for sale in this offering.

11.   We note you provide tables assuming the sale of, respectively, 100%, 75%, 50% and 25% of the shares offered for sale in this offering. Please explain to us why the number of shares held by existing stockholders have been reduced to 100,000,000 shares and basis for number of shares sold to new investors presented here, under each of the scenarios assuming 75%, 50% and 25% of shares are sold. In addition, tell us why you used $0.20 per share paid by investors in this Offering and how you determined an average price of $0.174 per share paid by existing stockholders. Revise your disclosures as appropriate.

Management's Discussion and Analysis and Results of Operations
Company's Plan of Operation, page 19

12.   Your disclosure indicates that Kinghorn Resources Ltd. has identified numerous properties that are available for acquisition. Expand the disclosure to describe the nature of the business relationship that exists between Sino American Oil Company and Kinghorn Resources Ltd.

13.   Your disclosure also indicates that numerous other similar type properties, as compared to the Kaybob South Field and the Grand Prairie area assets, are available for acquisition. Please expand the disclosure to identify the criteria used by Sino American and Kinghorn in identifying potential oil and gas properties for acquisition.

14.   Please expand your discussion of the acquisition of oil and gas interests in the Kaybob South and the Grand Prairie area to clarify if you are acquiring working interests in these assets. If true, please clarify the proportion of the 8/8ths or 100% working interest that you will acquire and if such interests include interests in developed leases that have existing producing wells and related production equipment as well as interests in additional undeveloped leases.

Summary of Key Milestones and Timelines to Achieve Estimated Production and Deliverables, page 20

15.   Please expand your disclosure to clarify that the summary of key milestones, including key dates, activities and related capital expenditures, relate to the successful acquisition of oil and gas interests in the Kaybob South Field and the Grand Prairie area assets, respectively.

Our Business, page 21

16.   Please disclose details regarding the cease trade order issued by the Supreme Court of British Columbia and include corresponding disclosure in your summary section and a related risk factor.

Executive Officers and Directors, page 23

17.   You state that Mr. Standen has been providing "consulting services to industry through KingHorn Resources Ltd." Revise to clarify Mr. Standen's biographical description and disclose any potential conflicts of interest. It appears that Mr. Standen is also currently the President of KingHorn Resources.

Signatures, page 35

18.   Please note that the offering statement must be signed by the issuer, principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of its board of directors. Accordingly, in addition to Mr. Standen signing in his capacity as a director, please revise his title to reflect his signature as an officer. Refer to the Signatures section of Form 1-A.

Financial Statements, page 37

19.   We note your disclosure on page 19 that you have "plans to enter a Letter of Intent to Purchase Oil and Gas Reserves and resources in the Kaybob South Grand Prairie areas" and also note related information on page 20. Accordingly, please revise to include audited financial statements of businesses to be acquired or probable of acquisition and pro forma financial Information as required by Part F/S (b)(7)(iii), (iv) and (c)(1)(ii) of Form 1-A or demonstrate to us why they are not required.

Note 2 - Summary of Significant Policies, page F-14

20.   Please provide a statement that in the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included. Refer to Part F/S (b)(5)(iii) of Form 1-A.

Exhibits

21.   Your legal opinion does not express an opinion on the law of any state other than Nevada despite your status as a Wyoming corporation. Please submit a revised legal opinion to address this issue. We note your certificate of incorporation filed as Exhibit 2A with your offering statement.

General

22.   We note that your common stock is quoted on the OTC Pink. Please describe the limited trading and recent price volatility in your stock and briefly disclose any known risks of investing in your stock under these circumstances. Add, for comparison purposes, disclosure of the market price of your common stock prior to the recent price volatility in your stock. For example, disclose the price at which your stock was trading before February, 2021.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Matthew McMurdo, Esq.